UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                              Angelica Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    034663104
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      034663104          SCHEDULE 13D              PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    935,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                935,147

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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            935,147

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       034663104          SCHEDULE 13D             PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    935,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                935,147
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             935,147
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      034663104              SCHEDULE 13D           PAGE 4 OF 5 PAGES
------------------------------                             ---------------------


The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, Amendment No. 7 on September 5, 2006, Amendment No. 8 on May 25, 2007, and Amendment No. 9 on July 2, 2007, is hereby amended by this Amendment No. 10 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders (as defined below). A total of approximately $22,536,662 was paid to acquire such Shares.

ITEM 4.    PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On July 9, 2007, Pirate Capital sent a letter to the board of directors of the Issuer (the "July 9 Letter"), among other things, reiterating Pirate Capital's disappointment with the operating results of the Issuer. A copy of the July 9 Letter is attached hereto as Exhibit 6 and incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) The Reporting Persons beneficially own 935,147 Shares, constituting approximately 9.8% of the Shares outstanding.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,590,694 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 28, 2007.

         (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 148,190 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 786,957 Shares held by Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting power and shared dispositive power with respect to an aggregate of 935,147 Shares.

          (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D. All of the transactions were private reallocations for internal purposes only.

Jolly Roger Offshore Fund LTD
Trade Date                 Shares Purchased (Sold)      Price per Share ($)
----------                 ----------------             -------------------
7/06/2007                  (786,957)                    22.40

Jolly Roger Activist Portfolio Company LTD
Trade Date                 Shares Purchased (Sold)      Price per Share ($)
----------                 ----------------             -------------------
7/06/2007                  786,957                      22.40

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CUSIP NO.      034663104             SCHEDULE 13D             PAGE 5 OF 5 PAGES
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Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007


                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2007

                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.


                                  EXHIBIT INDEX

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006
            (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007
            (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007

                                    Exhibit 6

July 9, 2007

VIA FACSIMILE

Board of Directors of Angelica Corporation
c/o Stephen M. O'Hara
President and Chief Executive Officer
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406

Dear Members of the Board:

We feel compelled to reiterate in the strongest terms our disappointment with the weak operating results of Angelica Corporation (the "Company") and the anemic performance of the Company's stock during the past few years. As we made clear in our July 2, 2007 letter to the Board, we believe it is in both the shareholders' and the Company's interest for management to keenly focus on following the most optimal strategy to unlock value for shareholders. We want to make clear that we view Angelica's management team to be solely responsible for the Company's substandard operating results over recent years (2003 - present), which we believe to have been a direct contributor to Angelica's stock price underperformance. Contextually, we want to impress upon the Board that Pirate remains a beneficial owner of Angelica stock, with approximately 935,000 shares, or almost 10% of Angelica's outstanding shares. On the other hand, executive officers and directors beneficially own just over 260,000 shares (including restricted stock units), in the aggregate, and have been granted, without purchase, options on just over 440,000 shares, based on the Company's latest proxy statement. Clearly, based on our ownership, we believe that we are more closely aligned with shareholder interests than Angelica's management.

Given the difficulties management has experienced in fostering growth, we strongly believe management should be more accommodative and open to utilizing all strategic alternatives. The greatest area of consternation to us, as the second largest shareholder in Angelica, is the disconnect, or the meaningful valuation gap, between the aggregate price that Angelica paid for the 11 bolt-on acquisitions made between 2003 and 2006, which we understand to be in excess of $125 million, or approximately 1x sales, and the current market valuation for Angelica, which closed last night at $22.36 per share, or just over 0.5x fiscal 2006 total gross sales for Angelica. Separately, given the proximity of Angelica's laundry facilities relative to each other, we would also ask the Board to consider sales of assets across regions.

Going forward, we will closely follow the Company's operating results and look forward with anticipation to management's pronouncement of strategies that will further shareholder value. Finally, as a significant holder of Angelica stock, make no mistake about it, we will continue to be vigilant in support of shareholder interests.

We look forward to your full cooperation in effecting the best outcome for shareholders.

Sincerely,


/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Manager